Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Algonquin Power & Utilities Corp. (“Algonquin”)

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

Item 2	Date of Material Change

July 2, 2012

Item 3	News Release

A press release was issued and disseminated through Canada Newswire on July 2, 2012. A copy of the news release is attached as Schedule A.

Item 4	Summary of Material Change

Algonquin completed the acquisition of an interest in the first of four projects comprising a 480 megawatt (“MW”) portfolio of wind power facilities under construction by Gamesa Corporación Tecnológica, S.A. (“Gamesa”) in the United States.

Item 5	Full Description of Material Change

On July 2, 2012, Algonquin announced that announced that an entity owned by Algonquin Power Co. (“APCo”), a subsidiary entity of Algonquin, completed the acquisition of an interest in the Sandy Ridge project, the first of four projects comprising a 480MW portfolio of wind power facilities under construction by Gamesa in the United States.

The first phase of the acquisition was originally contemplated to include the acquisition of an interest in both the Pocahontas Prairie (80 MW) and Sandy Ridge (50 MW) facilities in Iowa and Pennsylvania, respectively. APCo and Gamesa have agreed to defer the acquisition of any interest in Pocahontas Prairie pending Gamesa satisfactorily contracting the output of the facility on terms that meet APCo’s risk-return profile.

Sandy Ridge, which achieved commercial operation (“COD”) in February 2012, has a 10 year power sales contract with J.P. Morgan Ventures Energy Corporation. Total expected energy production from the facility is approximately 158.3 GW-hrs per year. Sandy Ridge has entered into a 20 year contract with Gamesa to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities.

Total consideration paid for the acquisition of the interest in Sandy Ridge was approximately US$29.7 million. The interest in Sandy Ridge was being acquired through a partnership whose members include APCo’s subsidiary (holding a 51% controlling interest) and Gamesa (holding a 49% interest). APCo will fund its subsidiary’s portion of the acquisition with approximately 40% debt and 60% equity, with the equity portion primarily funded through proceeds of $15 million from 2.614 million subscription receipts previously issued to Emera Inc.

Closing of the interest in the Minonk (200 MW) and Senate (150 MW) facilities in Illinois and Texas, respectively, is expected to occur following the CODs of these projects, both targeted for Q4 2012. In the event the Pocahontas Prairie facility remains un-contracted, APCo’s subsidiary would not acquire an interest in Pocahontas Prairie but would instead expect to increase its ownership interest in the three contracted projects (Sandy Ridge, Minonk, and Senate) to maintain an overall investment of approximately $270 million

A copy of the news release is attached as Schedule A and has been filed on Algonquin’s SEDAR profile at www.sedar.com.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact David Bronicheski, Chief Financial Officer of Algonquin, at (905) 465-4500

Item 9	Date of Report

July 10, 2012

Schedule A

News Release

OAKVILLE, Ontario – July 2, 2012 – Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) today announced that an entity owned by Algonquin Power Co. (“APCo”), APUC’s renewable power generation subsidiary, has completed the acquisition of an interest in the Sandy Ridge Project, the first of four projects comprising a 480MW portfolio of wind power facilities under construction by Gamesa Corporación Tecnológica, S.A. (“Gamesa”) in the United States.

Phase I of the acquisition originally contemplated the acquisition of an interest in both the Pocahontas Prairie (80 MW) and Sandy Ridge (50 MW) facilities in Iowa and Pennsylvania, respectively. While the interest in Sandy Ridge has now been acquired, in keeping with APCo’s strategy to maintain a portfolio of assets with primarily long term contracted energy sales, APCo and Gamesa have agreed to defer the acquisition of any interest in Pocahontas Prairie pending Gamesa satisfactorily contracting the output of the facility on terms that meet APCo’s risk-return profile.

Sandy Ridge, which achieved commercial operation (“COD”) in February 2012, is comprised of 25 Gamesa G9X-2.0 MW wind generating turbines and has a 10 year power sales contract with J.P. Morgan Ventures Energy Corporation. Total expected energy production from the facility is approximately 158.3 GW-hrs per year. Sandy Ridge has entered into a 20 year contract with Gamesa to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities.

Total consideration paid for the acquisition of the interest in Sandy Ridge is approximately US$29.7 million. The interest in Sandy Ridge is being acquired through a partnership whose members include APCo’s subsidiary (holding a 51% controlling interest) and Gamesa (holding a 49% interest). APCo will fund its subsidiary’s portion of the acquisition with approximately 40% debt and 60% equity, with the equity portion primarily funded through proceeds of $15 million from 2.614 million subscription receipts previously issued to Emera Inc.

Closing of the interest in the Minonk (200 MW) and Senate (150 MW) facilities in Illinois and Texas, respectively, is expected to occur following the CODs of these projects, both targeted for Q4 2012. In the event the Pocahontas Prairie facility remains un-contracted, APCo’s subsidiary would not acquire an interest in Pocahontas Prairie but would instead expect to increase its ownership interest in the three contracted projects (Sandy Ridge, Minonk, and Senate) to maintain an overall investment of approximately $270 million.

“We are very pleased to be bringing the first of these contracted wind power projects into APCo’s renewable power portfolio and entering the U.S. wind energy generation market with such a high quality asset”, commented Ian Robertson, Chief Executive Officer of APUC. “We are confident that this acquisition is in keeping with our commitment to a strategy of creating shareholder value through expansion and acquisition of long term stable assets in line with the risk-return expectations of our shareholders.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC's regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC's electric generation subsidiary, includes 46 renewable energy facilities and 12 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

Contact:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500